UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2019



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	DLTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On May 30, 2019, Dollar Tree, Inc. (the "Company") issued a press release and filed a Form 8-K ("Initial Form 8-K") reporting its fiscal 2019 first quarter sales and earnings results. A copy of the Company's condensed consolidated financial statements for the quarter ended May 4, 2019 was attached as Exhibit 99.1 to the Initial Form 8-K. Subsequent to that filing, the Company determined that a balance sheet reclassification of $122.1 million was necessary to decrease "Operating lease right-of-use assets" and "Current portion of operating lease liabilities" and "Operating lease liabilities, long-term," accordingly, on the Company's May 4, 2019 Condensed Consolidated Balance Sheets (Unaudited). As a result, the Company is filing this Form 8-K/A to furnish the Company's condensed consolidated financial statements for the fiscal 2019 first quarter, as revised to include the foregoing balance sheet reclassification. Other than this correction, no other changes were made to the Company's condensed consolidated financial statements attached to the Initial Form 8-K.

Item 2.02. Results of Operations and Financial Condition.

On May 30, 2019, the Company issued a press release reporting it fiscal 2019 first quarter sales and earnings results. On May 31, 2019, the Company issued a correction to its May 4, 2019 Condensed Consolidated Balance Sheets (Unaudited) as described in the Explanatory Note above. A copy of the Company's revised condensed consolidated financial statements for the quarter ended May 4, 2019 is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in Items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Revised Condensed Consolidated Financial Statements issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 31, 2019

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Revised Condensed Consolidated Financial Statements issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

		13 Weeks Ended		
		May 4, 2019		**May 5, 2018**
Net sales	$	5,808.7	$	5,553.7
Cost of sales		4,081.5		3,854.1
Gross profit		1,727.2		1,699.6
		29.7%		30.6%
Selling, general & administrative expenses		1,341.7		1,262.0
		23.1%		22.7%
Operating income		385.5		437.6
		6.6%		7.9%
Interest expense, net		41.4		230.0
Other expense, net		0.2		0.2
Income before income taxes		343.9		207.4
		5.9%		3.7%
Provision for income taxes		76.0		46.9
Income tax rate		22.1%		22.6%
Net income	$	267.9	$	160.5
		4.6%		2.9%
Net earnings per share:				
Basic	$	1.13	$	0.68
Weighted average number of shares		238.0		237.5
Diluted	$	1.12	$	0.67
Weighted average number of shares		239.1		238.5

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

	May 4, 2019	February 2, 2019	May 5, 2018
Cash and cash equivalents	$ 725.8	$ 422.1	$ 475.2
Merchandise inventories	3,325.5	3,536.0	3,248.2
Other current assets	194.8	335.2	318.6
Total current assets	4,246.1	4,293.3	4,042.0
Property, plant and equipment, net	3,525.0	3,445.3	3,249.7
Restricted cash	24.7	24.6	—
Operating lease right-of-use assets	6,111.0	—	—
Goodwill	2,295.9	2,296.6	5,024.2
Favorable lease rights, net	—	288.7	354.9
Trade name intangible asset	3,100.0	3,100.0	3,100.0
Other assets	51.6	52.7	56.3
Total assets	$ 19,354.3	$ 13,501.2	$ 15,827.1
Current portion of long-term debt	$ 750.0	$ —	$ —
Current portion of operating lease liabilities	1,215.9	—	—
Accounts payable	1,186.5	1,416.4	1,181.5
Income taxes payable	125.2	60.0	81.7
Other current liabilities	701.7	619.3	654.0
Total current liabilities	3,979.3	2,095.7	1,917.2
Long-term debt, net, excluding current portion	3,516.9	4,265.3	5,040.1
Operating lease liabilities, long-term	4,849.5	—	—
Unfavorable lease rights, net	—	78.8	94.5
Deferred income taxes, net	954.2	973.2	976.2
Income taxes payable, long-term	35.8	35.4	42.5
Other liabilities	262.7	409.9	400.9
Total liabilities	13,598.4	7,858.3	8,471.4
Shareholders' equity	5,755.9	5,642.9	7,355.7
Total liabilities and shareholders' equity	$ 19,354.3	$ 13,501.2	$ 15,827.1

The February 2, 2019 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

| | 13 Weeks Ended | |
	May 4, 2019	May 5, 2018
Cash flows from operating activities:		
Net income	$ 267.9	$ 160.5
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	151.2	151.5
Provision for deferred income taxes	3.0	(9.0)
Amortization of debt discount and debt-issuance costs	1.6	49.7
Other non-cash adjustments to net income	33.4	33.6
Loss on debt extinguishment	—	114.7
Changes in operating assets and liabilities	157.0	(113.4)
Total adjustments	346.2	227.1
Net cash provided by operating activities	614.1	387.6
Cash flows from investing activities:		
Capital expenditures	(209.2)	(180.9)
Proceeds from governmental grant	16.5	—
Proceeds from (payments for) fixed asset disposition	0.3	(0.2)
Net cash used in investing activities	(192.4)	(181.1)
Cash flows from financing activities:		
Proceeds from long-term debt, net of discount	—	4,775.8
Principal payments for long-term debt	—	(5,432.7)
Debt-issuance and debt extinguishment costs	—	(155.3)
Proceeds from revolving credit facility	—	50.0
Repayments of revolving credit facility	—	(50.0)
Proceeds from stock issued pursuant to stock-based compensation plans	5.8	4.6
Cash paid for taxes on exercises/vesting of stock-based compensation	(23.3)	(21.2)
Payments for repurchase of stock	(100.0)	—
Net cash used in financing activities	(117.5)	(828.8)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.4)	(0.3)
Net increase (decrease) in cash, cash equivalents and restricted cash	303.8	(622.6)
Cash, cash equivalents and restricted cash at beginning of period	446.7	1,097.8
Cash, cash equivalents and restricted cash at end of period	$ 750.5	$ 475.2